Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004	2003	2002	2001
Earnings
Net Income from continuing operations	$732	$549	$634	$689	$695
Preferred Stock Dividend	11	11	11	13	14
(Income) or Loss from Equity Investees	1	2	-	-	-
Minority Interest Loss	-	-	2	2	2
Income Tax	341	272	390	388	450
Pre-Tax Income from Continuing Operations	$1,085	$834	$1,037	$1,092	$1,161
Add: Fixed Charges*	506	501	491	493	480
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	5	14	-
Subtract: Pre-Tax Preferred Stock Dividend Requirement	18	17	17	19	22
Earnings	$1,573	$1,318	$1,506	$1,552	$1,619
* Fixed Charges
Interest on Long-term Debt	$428	$411	$388	$373	$384
Amortization of Debt Discount, Premium and Expense	16	15	13	12	13
Interest Capitalized	-	-	5	14	-
Other Interest	27	36	45	61	42
Interest Component of Rentals	17	22	22	14	19
Pre-Tax Preferred Stock Dividend Requirement	18	17	18	19	22
Fixed Charges	$506	$501	$491	$493	$480
Ratio of Earnings to Fixed Charges	3.1	2.6	3.1	3.1	3.4